UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 16, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release   ANGLOGOLD ASHANTI ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

16 May 2012

ANGLOGOLD ASHANTI LIMITED: RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that at the annual general meeting of shareholders of AngloGold Ashanti held on Thursday, 10 May 2012, all ordinary and special resolutions, as specified in the notice of the meeting dated 16 March 2012, were passed by the requisite majority of shareholders.

The special resolutions will be filed with the Companies and Intellectual Property Commission in due course in accordance with the requirements of the Companies Act, 2008.

Johannesburg

JSE Sponsor : UBS

ENDS

<u>Contacts</u>

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite (Media)	+27 (0) 11 637 6388	/	+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 16, 2012

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary